JANNEY MONTGOMERY SCOTT 1717 Arch Street Philadelphia, PA 19103 www.janney.com

November 5, 2021

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ponce Financial Group, Inc.

Registration Statement on Form S-1 filed November 5, 2021 (File No. 333-258394)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Ponce Financial Group, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective November 9, 2021, at 5 p.m. ET, or as soon as possible thereafter.

Very Truly Yours,

Janney Montgomery Scott LLC

/s/ Greg Gersack
Name: Greg Gersack Title: Head of Midwest &West Coast Depositories & Head of Equity Capital Markets

cc:	Daniel P. Weitzel

Locke Lord LLP